November 19, 2007

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549-1004

Attn: Christian Windsor, Special Counsel

Re:	Bancorp Rhode Island, Inc. (the “Company”)
Form 10-K for December 31, 2006, filed March 9, 2007
File Number 001-16101

In connection with those certain comments received from the Securities and Exchange Commission – Division of Corporate Finance (the “Commission”) in that letter dated November 8, 2007 regarding the above referenced matter, we hereby confirm that we will address all comments in our next appropriate filing with the Commission. Furthermore, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accurateness of the disclosures made in its filings;

•

Commission staff comments or changes to the Company’s disclosures made in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•

without prejudice to the Company’s right to disclose Commission staff comments and the Company’s responses thereto in any proceeding, the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Very truly yours,

/s/ Linda H. Simmons

Linda H. Simmons

Chief Financial Officer

Bancorp Rhode Island, Inc.

cc: Merrill W. Sherman, CEO

Margaret D. Farrell, Esq.